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                      SECURITIES  AND  EXCHANGE  COMMISSION
                            Washington,  D.C.  20549

                                 SCHEDULE  13D
                                (Rule  13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE  13d-2(a)

                         (Amendment  No.            )(1)


                                   Yournet,  Inc.
--------------------------------------------------------------------------------
                                (Name  of  Issuer)


                          Common  Stock,  par  value  $0.001
--------------------------------------------------------------------------------
                         (Title  of  Class  of  Securities)


                                   88-0164955
--------------------------------------------------------------------------------
                                 (CUSIP  Number)


                             John  K,  Pierson,  Esq.
                             12424  Wilshire  Blvd.
                             Suite  1120
                             Los  Angeles,  CA  90025-1042
                             (310)  826-8009
--------------------------------------------------------------------------------
                 (Name,  Address  and  Telephone  Number  of  Person
               Authorized  to  Receive  Notices  and  Communications)

                               January  14,  2000
--------------------------------------------------------------------------------
             (Date  of  Event  which  Requires  Filing  of  This  Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)

                         (Continued  on  following  pages)
                              (Page  1  of  8  Pages)

CUSIP  No.  88-0164955               13D                   Page  2  of  8  Pages

________________________________________________________________________________
1    NAME  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)

  Gold  Crown  Holdings  Limited
_______________________________________________________________________________
2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC  USE  ONLY


________________________________________________________________________________
4    SOURCE  OF  FUNDS*


SC
________________________________________________________________________________
5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
     PURSUANT  TO  ITEMS  2(d)  OR  2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION


British  Virgin  Islands
________________________________________________________________________________
7    SOLE  VOTING  POWER

-0-
_____________________________________________________________
8    SHARED  VOTING  POWER

5,970,800
_________________________________________________________________
9    SOLE  DISPOSITIVE  POWER

5,970,800
________________________________________________________________
10   SHARED  DISPOSITIVE  POWER

-0-
________________________________________________________________________________
11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON


5,970,800
________________________________________________________________________________
12   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)


29.2%
________________________________________________________________________________
14   TYPE  OF  REPORTING  PERSON*


CO
________________________________________________________________________________
                     *SEE  INSTRUCTIONS  BEFORE  FILLING  OUT!

CUSIP  No.  88-0164955          13D                   Page  3  of  8  Pages


________________________________________________________________________________
Item  1.  Security  and  Issuer.


Common Stock, par value $0.001, of Yournet, Inc., a Nevada corporation, 1013 17 Ave. SW, Calgary, Albert, Canada T2T 0A7

________________________________________________________________________________
Item  2.  Identity  and  Background.

     (a)  Name:
             Reporting  Person:   Gold  Crown Holdings Limited, a British Virgin
                                 Islands Corporation administered by Herald Trust Company

             Director:           Warwick  Nominees  Ltd.
                                 C/o  22  Hill  St., St. Hellier, Jersey JE4 8X2

             Director:           Simon  A.  Colldridge
                                 The  Old  Forge,  Plaisance,

             Director:           Caragh  Colldridge
                                 The  Old  Forge,  Plaisance,

             Secretary:          Warwick  Secretaries,  Ltd.,
                                 C/o  22  Hill  St., St. Hellier, Jersey JE4 8X2

             Beneficiary:        Mary  C.  Denison

     (b)  Business  Address:

             Reporting  Person:   c/o  Herald  Trust Company Ltd., Herald House,
                                 22  Hill  Street,  St.  Hellier, Jersey JE4 8X2

             Beneficiary:        257  County  Road,  No.  546,  Bushnell,
                                 FL  33513

     (c)  Principal  Occupation:

             Reporting  Person:   Investments

             Beneficiary:        Retired

     (d)  During  the  last  five  years,  neither  the  Reporting  Person nor  any  of  the  other  persons  identified  in  this  Item  2 has  been  convicted  in  a  criminal  proceeding.

     (e) During the last 5 years, neither the Reporting Person nor any of the other persons identified in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

     (f)  Citizenship:

             Reporting  Person:   British  Virgin  Islands

             Beneficiary:        United  States

CUSIP  No.  88-0164955               13D                   Page  4  of  8  Pages

________________________________________________________________________________
Item  3.  Source  and  Amount  of  Funds  or  Other  Consideration.

The Reporting Person obtained beneficial ownership of the shares of Yournet, Inc. reflected herein upon the release from escrow on January 14, 2000 of shares issued to the Reporting Person in connection with the acquisition of Euro-American Business Group, Inc. by by Yournet, Inc.
________________________________________________________________________________
Item  4.  Purpose  of  Transaction.


Investment
________________________________________________________________________________
Item  5.  Interest  in  Securities  of  the  Issuer.


Of the 20,455,903 shares of Yournet, Inc. common stock issued and outstanding, the Reporting Person has sole dispositive and shared voting power over 5,970,800 shares, or 29.3% of the total shares.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


     The Reporting Person has executed and delivered a proxy to John Huguet pursuant to which Mr. Huguet shall have the right to vote all of the Yournet, Inc. common stock held by the Reporting Person.

     Mary C. Denison, the beneficiary of the Reporting Person has entered into an Agreement with Richard Langley, a United States citizen, pursuant to which Mr. Langley will obtain ownership of all assets held by the Reporting Person upon the death of the beneficiary.

     In connection with the acquisition of Yournet, Inc., Yournet, Inc. entered into a Consulting Agreement with Bodet Ltd. ("Bodet"), an entity beneficially owned by Richard Langley, pursuant to which (i) Yournet, Inc. has agreed to pay Bodet a consulting fee of $10,000 per month for two years from December 15, 1999; (ii) Yournet, Inc. has issued an option to Bodet to acquire 250,000 shares of common stock at $2.00 per share until January 1, 2003. In addition, certain shareholders of Yournet, Inc. have issued to Bodet options exercisable until April 13, 2000 (a) to purchase 175,000 shares of Yournet common stock at $.25 per share, (b) to purchase 85,000 shares of Yournet common stock at $.375 per share and (c) to purchase 85,000 shares of Yournet common stock at $.50 per share.

________________________________________________________________________________
Item  7.  Material  to  be  Filed  as  Exhibits.

7.1    Proxy  issued  to  John  Huguet.
7.2    Agreement  between  Mary  C.  Denison  and  Richard  Langley
7.3    Consulting  Agreement  between  Yournet,  Inc.  and
       Bodet  Ltd.
________________________________________________________________________________


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    January  31,  2000
                                        ----------------------------------------
                                                         (Date)


                                            /s/  Robert  W.  Sharp
                                        ----------------------------------------
                                                       (Signature)


                                            Warwick  Nominees  Ltd.
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP  No.  88-0164955           13D                   Page  5  of  8  Pages